Exhibit 99.1

Perion’s AI-Based SORT® Wins Digiday Technology Award for
Mercedes-Benz USA Digital Campaign Success

Ground-breaking technology scores for 'Best Cookieless Identification Technology', outperforming both cookies-based and contextual targeting by over 50%

NEW YORK & TEL AVIV--(BUSINESS WIRE)--Sep. 6, 2023-- Perion Network Ltd. (NASDAQ and TASE: PERI), a global technology company whose synergistic solutions serve all major digital advertising channels - including search, display, social, video and CTV - announced today that its AI-based proprietary technology, SORT®, won the 'Best Cookieless Identification Technology' category at the 2023 Digiday Technology Awards.

The award recognizes the dramatic and measurable success of the digital campaign Perion created for Mercedes-Benz USA (MBUSA), utilizing SORT® for driving interest in MBUSA’s CPO vehicles, while achieving high standards of privacy.

"We built SORT® using innovative AI technology to deliver performance while safeguarding user privacy,” said Tal Jacobson, CEO of Perion. “This prestigious recognition by Digiday is a testament to the effectiveness and uniqueness of our breakthrough technological approach to effectively address the needs of brands, agencies, and consumers through technology.”

Campaign Highlights:

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The campaign’s objective was to communicate MBUSA’s sales event and to reinforce the quality of their certified pre-owned vehicles by raising awareness and generating interest among current and prospective owners.

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Perion’s Advertising Solutions division, Undertone, partnered with Mercedes-Benz USA and Merkley & Partners on rigorous A/B testing, where SORT® impressively outperformed third-party cookies and contextual targeting CTRs by over 50%.

•	SORT® also drove a remarkable 70% spike in brand interactions, a critical metric.

The Digiday Technology Awards is one of the most prestigious recognitions in the industry, celebrating the very best in technological innovation. Each year, top-tier companies from across the globe apply to win, showcasing their groundbreaking solutions and advancements. Other honorees in different categories include Disney, Virgin Media, New York Times Advertising, and more.

For a deep dive into Perion SORT®, please visit https://www.perion.com/solutions/sort/

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About Perion Network Ltd.

Perion is a global advertising technology company specializing in multi-channel solutions. It offers synergetic solutions across key digital advertising channels, including search, social media, display, video, and CTV. These channels converge at Perion's Intelligent HUB (iHUB), connecting the company's demand and supply assets, to provide significant benefits to brands and publishers.

For more information, visit our website at www.perion.com.

About Undertone

Undertone by Perion creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200MM+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike.

Visit www.Undertone.com to learn more.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com

Source: Perion Network Ltd.